Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                January 14, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1123
               Global Balanced Income Builder Portfolio, Series 3
                       File Nos. 333-192452 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1123, filed on November 20, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Balanced Income Builder Portfolio, Series 3 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. The second paragraph states that the portfolio consists of securities of companies headquartered in at least ten different countries. Please state how investing in companies headquartered in a particular country ensures that the Trust's investments are economically tied to that country. In addition, the name of the trust includes the term "global." Therefore, please revise the disclosure so that the trust has a policy to invest a significant or substantial amount of its assets in investments that are tied economically to a number of countries throughout the world.

      Response: The second sentence has been revised to state: "The trust portfolio will invest a substantial amount of its assets, either directly or indirectly through its investment in ETFs, in securities from at least three different countries, as defined by Russell Investments. The Trust will, as of the initial date of deposit, invest at least 40% of its assets directly or indirectly in the securities of non-U.S. companies located in at least three different countries, as defined by Russell Investments." In addition, the Trust will also invest in exchange-traded funds that invest substantially all of their assets in the securities of non-U.S. issuers. For this particular series, the Trust will invest approximately 41% of its assets in securities of non-U.S. companies or in exchange-traded funds that invest substantially all of their assets in the securities of non-U.S. issuers. However, this percentage may not be reached by all subsequent series of this strategy.

Investment Summary -- Security Selection

      2. Should the section titled "U.S.-Traded Equity Strategy" be revised and be limited to U.S. companies? If not, please explain the difference between the securities selected under this strategy and the securities that are U.S.-listed or depositary receipts selected under the "International Equity Strategy."

      Response: The disclosure has been revised as requested.

      3. Under the "Fixed-Income Exchange-Traded Funds" section, please add "substantially all of their assets" after "invest" in the first sentence.

      Response: The disclosure has been revised as requested.

      Investment Summary -- Principal Risks

      4. Please add small- and mid-capitalization company risk disclosures.

      Response: Even though small- and mid-capitalization securities may be included in the portfolio, we include risks based upon the final portfolio. If small- and mid-capitalization securities are selected for the portfolio of this Trust, we will add the appropriate risk disclosures.

      5. In the thirteenth bullet, please delete "or incorporated" in the first sentence.

      Response: The disclosure has been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren